FORM 8-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 5, 2003

IGENE BIOTECHNOLOGY, INC.

(Exact name of registrant as specified in its charter)

MARYLAND	0-15888	52-1230461
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9110 Red Branch Road
Columbia, MD   21045-2024

(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: (410) 997-2599

Item 2. Disposition of Assets

Igene Biotechnology Inc., in an effort to focus on and grow its core business, has disposed of all 10,000 of the issued and outstanding shares of capital stock of its former subsidiary, ProBio Nutraceuticals, AS, a Norwegian corporation, as of February 4, 2003. Fermtech AS, a joint stock company incorporated in the Kingdom of Norway and [owned by our chief executive officer,] Stein Ulve, purchased the shares of ProBio. Mr. Ulve has resigned as CEO and director of Igene, effective December 31, 2002.

Igene sold ProBio to Fermtech AS in exchange for aggregate consideration valued at approximately $343,000, consisting of 7,000,000 shares of Igene common stock, valued for the purposes of the acquisition at $.03 per share, plus forgiveness of approximately $168,000 of debt that Igene owed to ProBio at the time of purchase in 2001. At the time of sale the value of ProBio was estimated to be approximately $125,000.

The amount of consideration paid for ProBio was determined through arms-length negotiations between Igene Biotechnology, Inc. management, on behalf of Igene, and Mr. Ulve, on behalf of Fermtech. The principles followed in determining the amount paid for the Pro Bio shares involved a consideration of ProBio's cash flow, cash position, revenue and revenue prospects, in addition to the potential strategic value that may be realized.

The equipment and other physical property disposed of belonging to ProBio includes inventory, personal computers, a web site and trademark, other office equipment and furniture, and accounts receivables and accounts payables related to nutraceuticals.

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits.

(c) Exhibits.

Exhibit No.   Description
————————   ————————

2*   Stock Purchase and Severance Agreement by and among IGENE Biotechnology, Inc., Fermtech AS, Stein Ulve and Per Benjaminsen.

99*   Press Release relating to the ProBio disposition.

* Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IGENE Biotechnology, Inc.
(Registrant)

By: /S/ EDWARD J. WEISBERGER
_____
EDWARD J. WEISBERGER
CHIEF FINANCIAL OFFICER

Dated: February 20, 2003

EXHIBIT INDEX
_____

Exhibit No.   Description
_____   _____

2*   Stock Purchase and Severance Agreement by and among IGENE Biotechnology, Inc.,
          Fermtech AS, Stein Ulve and Per Benjaminsen.

99*   Press Release relating to the ProBio disposition.

* Filed herewith.

Exhibit 2.

STOCK PURCHASE AND SEVERANCE AGREEMENT

THIS AGREEMENT dated as of the 4th day of February, 2003 by and among Fermtech AS, a joint stock company incorporated in the kingdom of Norway ("Fermtech"), Igene Biotechnology, Inc., a Maryland corporation, U.S.A. ("Igene"), Stein Ulve ("Ulve") and Per Benjaminsen ("Benjaminsen").

WHEREAS, Igene own 10,000 shares of common stock (being all of the issued and outstanding shares and herein referred to as "the Shares") of ProBio Nutraceuticals AS, referred to also as Igene Norway AS ("ProBio"), a joint stock company incorporated under the laws of the Kingdom of Norway (Business Registration Number NO 982 197 902 MVA);

WHEREAS, Fermtech is desirous of buying from Igene and Igene is desirous of selling to Fermtech all of the Shares;

WHEREAS, Ulve is the Chief Executive Officer of Igene and Benjaminsen is the Chief Operating Officer of Igene pursuant to Agreements dated October 9, 2001.

WHEREAS, Igene, Ulve and Benjaminsen are desirous of finding an amicable severance solution for Ulve from the position as the CEO of Igene and Benjaminsen from the position of Director of Marketing and Sales of ProBio and the termination of the aforementioned Agreements;

NOW, THEREFORE, WITNESSETH, in consideration of these premises and the mutual covenants, agreements, representations and warranties contained herein, the parties hereto hereby agree as follows:

1.   Fermtech shall purchase the Shares from Igene in exchange for 7,000,000 shares of Igene currently owned by Fermtech.

2.   2,000,000 of the shares of Igene shall be delivered to Mr. Cecil Martin at McGuire Woods to be held in escrow. Provided Benjaminsen remains employed by Igene (or any subsidiary or affiliate) through 2003, 1,000,000 shares shall be released from escrow and returned to Fermtech. Provided Benjaminsen remains employed by Igene (or any subsidiary or affiliate) through 2004, the remaining 1,000,000 shares shall be released from escrow and returned to Fermtech. In the event Benjaminsen does not fulfil the employment with Igene as aforesaid, the shares shall be delivered to Igene.

3.   The existing Agreement of Benjaminsen dated October 9, 2001 shall be considered to be void. Additionally, Benjaminsen shall resigns/cancels any employment relationship with ProBio effective December 31, 2002, to work full time for Igene from same date, under the terms of a new agreement to be established by Benjaminsen and Igene. Under this agreement the title/position, allowances and other compensation terms of Benjaminsen might be changed by Igene, but Benjaminsen will retain the current base salary of US$ 100,000 annually and the ability to earn options outlined in the aforementioned agreement.

4.   The outstanding receivables and payables as of November 1st between Igene and ProBio shall be cancelled. For ProBio the receivable is $585,364,84.00 (NOK 4,033,163.76 at NOK/USD 6,89) due by Igene to ProBio. For Igene the receivable is $4,250.01 (or NOK29,282) . All of these plus any incurred to date, with the exception of the following, will be forgiven. An invoice for December 2002 of $$20,410.00 (NOK 148,918.86, Benjaminsen salary, Ulve salary, and audit cost from KPMG related to translation of financial statements for year ended 2001 etc), less salary for Ulve $9,585., less tax and personal insurance $1,252, net $9,573 will be assumed by Igene and paid.

5.   The existing Assignment Agreement of Stein Ulve dated October 9,2001 shall be considered to be void, except for options as mentioned below. Ulve will resign as CEO of Igene, as well as resigning his position on the Board of Directors, effective December 31st 2002 and is to receive no additional salary or benefits from Igene. The parties acknowledged that Ulve has earned options for 3,333,333 shares of Igene @ $0.08 which options shall be valid and executable until January 22, 2004.

6.   <u>Representations and Warranties of Igene</u>. Igene represents and warrants to Fermtech as follows:

a.   It possesses all requisite power and authority necessary to carry out the transactions contemplated by this Agreement.

b.   It owns beneficially and of record and has good and marketable title to the Shares, free and clear of all liens.

c.   To the best of its knowledge, the books and records of ProBio accurately reflect the assets and liabilities of ProBio and it has or knows of no claims or obligations, actual or alleged which are not reflected in the books and records of ProBio.

7.   <u>Representations and Warranties of Fermtech</u>. Fermtech represents and warrants to Igene as follows:

a.   It possesses all requisite power and authority necessary to carry out the transactions contemplated by this Agreement.

b.   It owns beneficially and of record and has good and marketable title to the 7,000,000 shares of Igene, free and clear of all liens.

8.   <u>Akvaforsk</u>.   Igene acknowledges that Akvaforsk claims that it is due approximately $40,000 from ProBio and/or Igene. The parties hereto agree that any sums due to Akvaforsk related to the Igene Modelling Project, are the obligation of Igene. Igene shall, at its expense, defend this claim and shall indemnify ProBio against the claim and any expenses incurred by ProBio in defending same.

9.   <u>Web domains</u>. Igene and ProBio will split the current Igene web pages; all feed related material to be used by Igene and all nutraceutical related material to be used by ProBio. The current web site itself and the domain <u>www.probio.no</u> will be retained by ProBio, and Igene will retain <u>www.igene.com</u>.

10.   <u>Names, Trademarks, Patents.</u> ProBio has no names, trademarks or patents, except the Trademark "Rubia". It is agreed that Igene retain rights to all names, trademarks, and patents related to Igene's feed ingredient business, including the use of the trademark AstaXin®, and the name "Igene Norway", developed before or during the period when both companies were combined. ProBio will retain the right to its only registered trade name "Rubia™" for Nutraceutical use.

11.   <u>Fees.</u> All fees and expenses incurred by any party in connection with this Agreement will be borne by such party.

12.   <u>Miscellaneous</u>. All relevant material, archives, sensitive information related to AstaXin, production of AstaXin, trade secrets, etc will be returned safely to Igene, or destroyed in agreement with instructions from Igene.

IN WITNESS WHEREOF, the parties hereto have causes this Agreement to be duly executed as of the day and year first above written.

ATTEST/WITNESS   IGENE BIOTECHNOLOGY, INC.

                                             BY: /S/ MICHAEL KIMELMAN
_____   _____ (SEAL)
                                                 MICHAEL KIMELMAN
                                                 Chairman of the Board

                                             FERMTECH AS.

                                             BY: /S/ PER BENJAMINSEN
_____   _____ (SEAL)
                                                 PER BENJAMINSEN

                                                 /S/ STEIN ULVE
_____   _____ (SEAL)
                                                 STEIN ULVE

                                                 /S/ PER BENJAMINSEN
_____   _____ (SEAL)
                                                 PER BENJAMINSEN

Exhibit 99.

February 10, 2003

Igene Sells ProBio Nutraceuticals

Igene Biotechnology Inc., Columbia, MD announced today that in an effort to focus on and grow its core business, it has disposed of all of the issued and outstanding shares of capital stock of ProBio Nutraceuticals, AS, a Norwegian corporation, as of February 5, 2003. As a result of the stock sale, ProBio is no longer Igene's wholly-owned subsidiary. Stein Ulve has purchased the shares of ProBio and will resign as CEO of Igene, and from his position on the Board of Directors of Igene, to return to the position of Managing Director of ProBio. ProBio will return to its historical business as a specialty marketing and sales company within the nutraceutical ingredients market.